51-101F3 Report of Management and Directors on Oil and Gas Disclosure [F]
Reserves Report Published March 11, 2009
Effective December 31, 2008

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

1.

Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form. 1

2.

The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Unbridled Energy Company (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data.  The report of the independent qualified reserves evaluators is presented below and will be filed with securities regulatory authorities concurrently with this report.

The Management and a Board representative of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation;

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Management and a Board representative have reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has approved

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Joseph H. Frantz, Jr.”

___________________________________
Joseph H. Frantz, Jr, President & CEO

“J. Michael Scureman”

___________________________________
J. Michael Scureman, CFO

“Craig Steinke”

___________________________________
Craig Steinke, Board Chairman

“Bernie Brauer”

____________________________________
Bernie Brauer, Director

“Robert Penner”

___________________________________
Robert Penner, Director

“Richard Day”

___________________________________
Richard Day, Director

April 17, 2009

1 For the convenience of readers, CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or Companion Policy 51-101CP. [This footnote is for the reader's convenience and does not form part of the form.]

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